UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Cherokee International Corp.

(Name of Issuer)

Common Stock,  par value $0.001 per share

(Title of Class of Securities)

164450108

(CUSIP Number)

John B. Frank
Principal and General Counsel
Oaktree Capital Management, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California  90071
(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 164450108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,778,667

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,778,667

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,778,667

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.92%

14.	Type of Reporting Person (See Instructions) IA, OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM Principal Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,465,770

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,465,770

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,465,770

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.28%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM/GFI Power Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 312,897

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 312,897

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,897

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.63%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share (“Common Stock”), of Cherokee International Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 2841 Dow Avenue, Tustin, CA  92780.

The Issuer completed an initial public offering on February 25, 2004.  The number of shares of Common Stock beneficially owned by the Reporting Persons has been adjusted to reflect the initial public offering.

Item 2.	Identity and Background
(a)-(c) & (f)
This Schedule 13D is filed on behalf of:

(i)            Oaktree Capital Management, LLC, a California limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended (“Oaktree”), in its capacity as a general partner of the following funds;

(ii) OCM Principal Opportunities Fund, L.P., a Delaware limited partnership (“the Principal Fund”); and
(iii) OCM/GFI Power Opportunities Fund, L.P., a Delaware limited partnership (“the Power Fund” and, together with the Principal Fund, the “OCM Funds”);

The principal business of Oaktree is providing investment advice and management services to institutional and individual investors.  The Principal Fund is a limited partnership which generally invests in entities over which there is a potential for the Principal Fund to exercise significant influence.  The Power Fund is a limited partnership which invests in securities and obligations of distressed and energy/power related entities.

Oaktree is the general partner of the Principal Fund and the co-general partner of the Power Fund.  Based on Oaktree’s relationship with the OCM Funds, Oaktree may be deemed to beneficially own the shares of Common Stock of the Issuer held by the OCM Funds.

The address of the principal business and principal office for Oaktree and the OCM Funds is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  The members and executive officers of Oaktree are listed below. The principal address for each member and executive officer of Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  Each individual listed below is a citizen of the United States of America.

Executive Officers & Members
Howard S. Marks	Chairman and Principal
Bruce A. Karsh	President and Principal
Russel S. Bernard	Principal
Kevin L. Clayton	Principal
John B. Frank	Principal and General Counsel

Stephen A. Kaplan	Principal
Larry W. Keele	Principal
David Kirchheimer	Principal and Chief Financial and Administrative Officer
David Richard Masson	Principal
John W. Moon	Principal
Sheldon M. Stone	Principal

Portfolio Manager
Stephen A. Kaplan	Principal

(d)-(e)

During the last five years, neither Oaktree, the OCM Funds, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Issuer completed an initial public offering on February 25, 2004 (the “IPO”), the net proceeds of which were to be used to repay indebtedness and accrued interest and for general corporate purposes. Prior to the IPO, the Principal Fund was the beneficial owner of 1,060,694 shares of Common Stock, warrants (the “Warrants”) to purchase 1,078,981 shares of Common Stock and $23,388,397 aggregate principal amount of 12% Senior Convertible Notes of the Issuer (the “Notes”) and the Power Fund was the beneficial owner of 74,673 shares of Common Stock, Warrants to purchase 75,500 shares of Common Stock and $1,636,568 aggregate principal amount of Notes.  Such securities were originally purchased with the working capital of the OCM Fund holding such securities.

Immediately prior to the IPO, the OCM Funds received Common Stock upon (i) the exercise of the Warrants at an exercise price of $0.039 per share and (ii) the automatic conversion of the Notes at a conversion price of approximately $8.49 per share. As a result, the Principal Fund received 1,076,079 shares of Common Stock upon the cashless exercise of the Warrants and 2,753,760 shares of Common Stock upon the conversion of the Notes and the Power Fund received 75,296 shares of Common Stock upon the cashless exercise of the Warrants and 192,690 shares of Common Stock upon the conversion of the Notes.

In connection with the IPO, the Principal Fund sold 424,763 shares of Common Stock and the Power Fund sold 29,762 shares of Common Stock pursuant to the underwritten offering discussed in the registration statement on Form S-1 (File No. 333-110723) filed by the Issuer with the Securities and Exchange Commission on November 25, 2003 (thereafter amended on January 8, 2004, February 4, 2004, February 11, 2004, February 17, 2004 and February 18, 2004, as amended, the “Registration Statement”) and the exercise by the IPO’s underwriters of their over-allotment option.

The Principal Fund is presently the beneficial owner of 4,465,770 shares of Common Stock and the Power Fund is presently the beneficial owner of 312,897 shares of Common Stock.

Item 4.	Purpose of Transaction

As described in Item 3 above, the shares of the Common Stock and securities convertible into shares of Common Stock were held by the OCM Funds prior to the IPO.  The OCM Funds currently intend to hold such shares for investment purposes subject to the next paragraph.

Oaktree, as the general partner of the OCM Funds, continuously evaluates the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by the OCM Funds or by other accounts or funds of which Oaktree is the general partner and/or investment manager or whether the OCM Funds or any such other accounts or funds will dispose of shares of the Issuer’s Common Stock.  At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by Oaktree and/or the OCM Funds may be sold, in either case in the open market, in privately negotiated transactions or otherwise.  Except as otherwise disclosed herein, Oaktree currently has no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, Oaktree may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

An Oaktree Managing Director, Christopher Brothers, serves as a director of the Issuer.  As a director, Mr. Brothers may have influence over the corporate activity of the Issuer, including activity which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)   The Principal Fund beneficially owns and has sole power to vote and dispose of 4,465,770 shares of the Issuer’s Common Stock (approximately 23.28% of the outstanding shares of the Issuer’s Common Stock) and the Power Fund beneficially owns and has sole power to vote and dispose of 312,897 shares of the Issuer’s Common Stock (approximately 1.63% of the outstanding shares of the Issuer’s Common Stock).

As of the date of this Schedule 13D, Oaktree, in its capacity as the general partner of the OCM Funds, may be deemed to beneficially own the 4,778,667 shares of Common Stock of the Issuer (approximately 24.92% of the outstanding shares of the Issuer’s Common Stock) held by the OCM Funds.

The number of shares of Common Stock indicated as being beneficially owned by Oaktree does not include 10,000 additional shares of the Issuer’s Common Stock that may be issued to Oaktree and/or the OCM Funds upon the exercise of outstanding options issued to Christopher Brothers on February 25, 2004, as a director of the Issuer that are exercisable as to 25% of the shares of Common Stock subject to such options on such anniversary date of grant annually.

(b) Oaktree has discretionary authority and control over all of the assets of the OCM Funds pursuant to its status as general partner of the OCM Funds, including the power to vote and dispose of the Issuer’s Common Stock. Therefore, Oaktree has the power to vote and dispose of 4,778,667 shares of the Issuer’s Common Stock.

Oaktree and each of the individuals listed in Item 2 disclaims beneficial ownership of the shares of the Issuer’s Common Stock held by the OCM Funds and the filing of this Statement shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(c)   Other than the transaction described in Item 3, neither the OCM Funds nor Oaktree and, to the best of their knowledge, none of their respective executive officers, directors or general partners has effected any transaction involving the Issuer’s Common Stock during the last 60 days from the date hereof.

(d) None
(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Oaktree, as general partner of the OCM Funds, receives a management fee for managing the assets of the OCM Funds and has a carried interest in the OCM Funds.

On February 19, 2004, the OCM Funds entered into an Underwriting Agreement with Credit Suisse First Boston LLC, Lehman Brothers Inc., UBS Securities LLC and Stephens Inc.  (collectively, the “Underwriters”), the other selling stockholders named in Schedule A thereto (together with the OCM Funds, the “Selling Stockholders”) and the Issuer for the sale by the Issuer of an aggregate of 6,600,000 shares of Common Stock, and, at the election of the Underwriters, up to 990,000 additional shares of Common Stock to cover over-allotments (the “Over-Allotment Shares”).  On February 24, 2004, the Underwriters exercised their option to purchase all Over-Allotment Shares.  Closing of the sale occurred on February 25, 2004.  See the Form of Underwriting Agreement, which is incorporated herein by reference to Exhibit 1.1 to the Registration Statement, as provided in Item 7 herein.

Christopher Brothers, a Managing Director of Oaktree, serves on the Board of Directors of the Issuer as of the date hereof.

Except as described above and elsewhere in this Schedule 13D, as of the date hereof there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer beneficially owned by the OCM Funds.

Item 7.	Material to Be Filed as Exhibits
The following are filed herewith as Exhibits to this Schedule 13D:
Exhibit 1:	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-1 (File No. 333-110723) as filed by the Issuer on November 25, 2003, as amended).

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of March 3, 2004.

OAKTREE CAPITAL MANAGEMENT, LLC

By:	/s/ John B. Frank
John B. Frank
Principal
General Counsel

By:	/s/ Christopher Brothers
Christopher Brothers
Managing Director

OCM PRINCIPAL OPPORTUNITIES FUND, L.P.
By:	Oaktree Capital Management, LLC, its general partner

By:	/s/ John B. Frank
John B. Frank
Principal
General Counsel

By:	/s/ Christopher Brothers
Christopher Brothers
Managing Director

OCM/GFI POWER OPPORTUNITIES FUND, L.P.
By:	Oaktree Capital Management, LLC, its general partner

By:	/s/ John B. Frank
John B. Frank
Principal
General Counsel

By:	/s/ Christopher Brothers
Christopher Brothers
Managing Director